EXHIBIT 4

10 January 2011

Pan-Asia iGATE Solutions C/o International Financial Services Limited IFS Court, TwentyEight, Cybercity Ebene, Mauritius	iGATE Global Solutions Limited 158-162 & 165-170, Epipphase II Whitefield, Bangalore Karnataka – 560 066, India

Dear Sirs

1.	This has reference to:

1.1
share purchase agreement dated the date hereof (“Founders’ SPA”) among Mr Narendra Kumar Patni and his affiliates, Mr Ashok Kumar Patni and his affiliates and Mr Gajendra Kumar Patni and his affiliates (together, “Founders”) and Pan – Asia iGATE Solutions, a company existing under the laws of Mauritius and iGATE Global Solutions Limited, a company existing under the laws of India, (together, “Purchaser”) dated the date hereof for purchase of 60,091,202 (Sixty million ninety one thousand two hundred two) equity shares of Patni Computer Systems Limited (“Company”) representing up to approximately 43.58% of the issued and paid up share capital of the Company on a fully diluted basis;

1.2
share purchase agreement dated the date hereof between General Atlantic Mauritius Limited (“GA”) and Pan – Asia iGATE Solutions dated the date hereof for purchase of 2,752,081 (Two million seven hundred fifty two thousand eighty one) equity shares representing 2.00% of the issued and paid up share capital of the Company on a fully diluted basis; and

1.3
securities purchase agreement dated the date hereof between General Atlantic Mauritius Limited (“GA”) and Pan – Asia iGATE Solutions dated the date hereof for purchase of 20,161,867 (Twenty million one hundred sixty one thousand eight hundred sixty seven) ADSs representing approximately 14.62% of the issued and paid up share capital of the Company on a fully diluted basis;

collectively referred herein as “SPAs”, and the underlying transaction, “Sale Transaction”.

2.
The Company hereby agrees and undertakes that from the date hereof till April 30, 2011 (“Access Period”; provided however that, in the event that at the end of the Access Period the Sale Transaction has not been completed and so long as the Purchaser is not in breach of its obligations under the SPAs, the Company will, upon receipt of a written request from the Purchaser, consider the matter and extend the period to such additional time as the board of directors of the Company may deem fit), it shall not, do or resolve, commit or agree, to do any of the following actions in respect of the Company and any of its subsidiaries:

2.1	amend the memorandum of association, articles of association, bye-laws and/or charter documents;

2.2	declare, pay or make any dividend or distribution (whether in cash, securities, property or other assets) on any class of equity securities;

2.3
issue, grant, allot, repurchase, redeem, reorganise or cancel any equity securities or convertible securities or options in respect of such securities or otherwise permit any change in the capital structure (except any issuance of shares for options already vested and which may be exercised), any changes in class rights for securities, or modify or adopt or allocate any equity option and other incentive plan or accelerate any vesting thereunder;

2.4
cause or permit to undertake borrowings or give guarantees in excess of USD 2,000,000 (United States Dollar Two million) in the aggregate or to increase or extend any liability under any guarantee or indemnity to third parties;

2.5	change or modify any employment policies or benefits (including terms of any option / incentive grants or programs), except as required by applicable laws;

2.6
sell or otherwise dispose of any assets with value in excess of USD 2,000,000 (United States Dollar Two million) in the aggregate, otherwise than in the ordinary course of business consistent with past practices, or dispose off any subsidiary;

2.7
acquire fixed assets or make capital investments with value in excess of USD 1,000,000 (United States Dollar One million) per asset or capital investment, not exceeding in aggregate USD 5,000,000 (United States Dollar Five million), enter into any acquisition, purchase or similar agreement or create a subsidiary;

2.8
enter into, amend or terminate any arrangement, contract or agreement with any employee of the Company or any of its subsidiaries with an annual cost to company of Rs 2,000,000 or more (Indian Rupees Two million), or make any payments to, any of the Sellers or their affiliates or any related party thereof (other than pursuant to Clause 6.1(ix) of the Founders’ SPA), or provide any severance, termination or similar benefits whether or not contingent in nature;

2.9	enter into any business, new or otherwise, except as presently being undertaken;

2.10	cause or permit to give loans or any guarantees to third parties;

2.11	delist the equity shares from any stock exchange;

2.12	dissolve, wind-up or liquidate, whether or not voluntary, or any restructuring or reorganization which has a similar effect;

2.13
initiate, discontinue or settle any litigation or arbitration proceedings where the amount claimed (either by it or against it) together with any costs incurred (or likely to be incurred) by it in connection therewith exceeds USD 1,000,000 (United States Dollar One million) in the aggregate;

2.14
cause or permit, other than in the ordinary course of business, to enter into, amend or terminate any agreement or arrangement to which the Company or any of its subsidiaries is a party or is bound by which is of material importance to the business of the Company and its subsidiaries or of the following type: (a) with any customer, supplier or vendor involving payments to or by in excess of USD 5,000,000 (United States Dollars Five million) annually; or (b) which limits the freedom of the Company and/or the subsidiaries to compete in any line of business or with any person or in any area;

2.15	make material changes to the accounting or tax policies (other than in the ordinary course of business); and

2.16	recommend or pass any resolution to be made by the shareholders at a general meeting of shareholders.

3.	The Company further agrees and undertakes that from the date hereof till completion of the Sale Transaction as contemplated under the SPAs, it shall, to the extent permitted under applicable laws:

3.1
give reasonable access to the Purchaser and its authorised representatives to the Company’s and its subsidiaries’ customers, employees, properties, books and records, upon reasonable advance written notice, provided such access does not materially interfere with the operations of the Company or its Subsidiaries;

3.2
permit representatives nominated by the Purchaser to be present at the Company’s and its subsidiaries’ offices and operational facilities and observe the general functioning of the Company and its subsidiaries, provided such presence: (i) does not adversely impact or materially hinder the business or operations of the Company and its subsidiaries and (ii) would not be reasonably expected to compromise any trade secrets of the Company and its subsidiaries;

3.3
extend all reasonable assistance (including, the preparation of all forms, applications, reports and documents) and co-operation to the Purchaser to obtain all governmental approvals in India, in the United States and/or elsewhere in the world and making any filings, including in each case in obtaining the necessary exemptions (and making the necessary filings) under the United States securities laws with respect to implementing the open offer in the United States following the / simultaneous with the open offer under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997; and

3.4
subject to applicable laws, extend all reasonable cooperation in connection with the arrangement of financing in connection with the funding for the Sale Transaction as may be reasonably requested by Purchaser including furnishing Purchaser with financial and other pertinent information regarding the Company and its subsidiaries as may be reasonably requested by Purchaser (without involving any risk or final obligations on the Company).

4.
The Company hereby agrees and undertakes that from the date hereof till the Purchaser is entitled to have its director appointed on the Board, as contemplated under the SPAs, the Company shall invite a representative of the Purchaser (“Purchaser’s Representative”) to attend all meetings of the Board (including all committees thereof), who shall also receive notices of all meetings of the Board (including all committees thereof, and for any matter which may be proposed to be passed by circular resolution) simultaneous with notices to other members of the Board, provided that the Purchaser’s Representative shall not be entitled to participate in or receive notices relating to any Board discussions or Board decision-making involving the pricing (including the setting of discounts, rebates, or other price-related terms), bidding, bidding strategies, marketing, or sales efforts relating to any products or services of the Company that are or will be sold in direct competition with the Purchaser and/or its affiliates.

5.
Subject to applicable laws, including the applicable insider trading regulations, the Company shall provide, and shall cause its subsidiaries to provide, all reasonable cooperation (including with respect to timeliness) in connection with the arrangement of the financing as may be reasonably requested by the Purchaser, including:

5.1	participation in meetings, drafting sessions and due diligence sessions;

5.2
furnishing Purchaser and its representatives with financial and other pertinent information regarding the Company as may be reasonably requested by the Purchaser, including all financial statements, all pro forma financial statements and all other data (including selected financial data) of the type required by Regulation S-X and Regulation S-K under the Securities Act of 1933, as amended, and of type and form customarily included in (a) private placements under Rule 144A of the Securities Act of 1933, as amended, to consummate the offering of the new notes and (b) tender offers under the Securities Act of 1934, as amended, to consummate the tender offer of American Depositary Shares of the Company;

5.3	assisting the Purchaser in the preparation of (a) an offering document for any of the financing, (b) materials for rating agency presentations and (c) a Schedule TO for any tender offer;

5.4	reasonably cooperating with the marketing efforts of the Purchaser in respect of the financing and the tender offer;

5.5
providing and executing documents as may be reasonably requested by the Purchaser, including a certificate of the chief financial officer of the Company or any subsidiary with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the financing and tender offer;

5.6	reasonably facilitating the pledging of collateral; and

5.7	using reasonable best efforts to obtain accountant's comfort letters, legal opinions, surveys and title insurance as reasonably requested by the Purchaser.

6.	Each party to this letter agreement (“Party”) represents and warrants to the other that it has power to enter into this letter agreement and to exercise rights and perform obligations hereunder and has taken all corporate and other actions required for the execution of this letter agreement.

7.
The Parties agree to promptly and duly execute and deliver all such further letters, applications, instruments and documents, and do or procure to be done all such acts or things, as may be necessary or desirable to give effect the matters contemplated under this letter agreement.

8.
The Parties confirm and acknowledge that this letter agreement shall constitute the entire agreement between them and shall supersede and override all previous communications agreements and documents, either oral or written, between the Parties with respect to the subject matter of this letter agreement, and no agreement or understanding varying or extending the same shall be binding upon any Party unless arising out of the specific provisions of this letter agreement.

9.	This letter agreement shall be governed by and construed in accordance with the laws of India.

10.	This letter agreement shall be executed in one or more counterparts, all of which shall constitute one and the same agreement.

[Following this page is the execution page]

For and on behalf of Patni Computer Systems Limited

/s/ Surjeet Singh	/s/ Jeya Kumar
Name: Surjeet Singh	Name: Jeya Kumar
Title: Chief Financial Officer	Title: Chief Executive Officer

The undersigned herein agree to the terms of the letter above:

For and on behalf of iGATE Global Solutions Limited /s/ Prashanth Idgunji	For and on behalf of Pan-Asia iGATE Solutions /s/ Abdool Fareed Soreefan
Name: Prashanth Idgunji		Name:	Abdool Fareed Soreefan
Title:	Vice President Finance	Title: Director